Exhibit 12(a)
M&T BANK CORPORATION
Computations of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands — unaudited)

	For the nine months			For the twelve months
	ended September 31,			ended December 31,
	2008		2007	2007	2006	2005	2004	2003
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)		$523,844	535,279	735,257	561,686	437,820	272,538	247,316
Interest Factor Within Rent Expense (a)		18,230	15,999	21,608	20,135	19,217	19,570	17,170

Total Fixed Charges		542,074	551,278	756,865	581,821	457,037	292,108	264,486

Earnings:
Income Before Income Taxes		$610,106	879,310	963,537	1,231,642	1,170,919	1,066,523	850,670
Fixed Charges — Excluding Preferred Stock Dividends		542,074	551,278	756,865	581,821	457,037	292,108	264,486

Total Earnings		1,152,180	1,430,588	1,720,402	1,813,463	1,627,956	1,358,631	1,115,156

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	x	2.13	2.60	2.27	3.12	3.56	4.65	4.22

Including Interest on Deposits:

Fixed Charges:
Interest Expense		$1,049,369	1,252,212	1,694,576	1,496,552	994,351	564,160	527,810
Interest Factor Within Rent Expense (a)		18,230	15,999	21,608	20,135	19,217	19,570	17,170

Total Fixed Charges		1,067,599	1,268,211	1,716,184	1,516,687	1,013,568	583,730	544,980

Earnings:
Income Before Income Taxes		$610,106	879,310	963,537	1,231,642	1,170,919	1,066,523	850,670
Fixed Charges — Excluding Preferred Stock Dividends		1,067,599	1,268,211	1,716,184	1,516,687	1,013,568	583,730	544,980

Total Earnings		1,677,705	2,147,521	2,679,721	2,748,329	2,184,487	1,650,253	1,395,650

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	x	1.57	1.69	1.56	1.81	2.16	2.83	2.56

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.